UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART



Name of      Energy or     Date of        State of      Percentage  Nature of
reporting    gas-related   organization   organization  of voting   business
company      company                                    securities
                                                        held
Unitil Corporation

   Unitil Resources, Inc.

               Energy        5/26/93         NH            100%     Energy
                                                                    Marketing &
                                                                    Consulting


Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services

Sale of Survey Information. During the first quarter of 1997, Unitil Resources, in partnership with The Delahaye Group (a New Hampshire-based market research firm), began to market and sell a report analyzing the New Hampshire Pilot Program, and which provided the results of a survey completed in late 1996 of Pilot Program participants. The two entities are equally dividing the revenues from the sale of these reports, which are priced at $5,000. Unitil did not receive any revenue from this service in the third quarter of 1998.

Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. The State of New Hampshire recently extended this program beyond the original 24 month period. Revenues generated from this activity during the third quarter of 1998 were $190,991.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate         Reporting
company           company           Type                      Net
advancing         receiving         of                        Change
funds             funds             transaction               in contributions

Unitil            Unitil            Capital contribution       None
Corporation       Resources
                  Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

             None.                                           `

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate     Reporting
company       company      Types of   Direct   Indirect             Total
rendering     receiving    services   costs    costs     Cost of    amount
services      services     rendered   charged  charged   capital    billed

Unitil        Unitil       Energy     $16,229  $21,387      $0      $37,616
Service       Resources    Marketing
Corp.         Inc.         and
                           Consulting

	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the third quarter of 1998 included regulatory, finance, accounting, marketing, energy management and administrative services.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of September 30, 1998                            $146,943
   Total capitalization multiplied by 15%                22,041

   Greater of $50 million or line 2                              $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                             590

         Total current aggregate investment                      590

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                   $49,410



Investments in Gas-related Companies

	None.


ITEM 5 - OTHER INVESTMENTS



                        Other               Other              Reason for
Major line of           investment in       investment in      difference in
energy-related          last U-9C-3         this U-9C-3        other
business                report              report             investment

Energy Marketing        $10,000 *             $0                  n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 1 of 2


Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

                                      September 30
ASSETS:                                   1998

Current Assets:
   Cash                                 $363,970
   Accounts Receivable                   184,847
   Prepayments                             1,176
   Unbilled and Accrued Revenue          111,573
      Total Current Assets               661,566

Deferred Debits                            3,036

Total Assets                            $664,602

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable                      $64,849
   Taxes Accrued & Other                 241,546
      Total Current Liabilities          306,395

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares            100
   Premium on Common Stock                 9,900
   Miscellaneous Paid in Capital         590,000
   Retained Earnings                    (241,793)
      Total Stockholder's Equity         358,207

Total Liabilities and Equity            $664,602



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 2 of 2



Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(UNAUDITED)

                                 Three Months Ended        Nine Months Ended
                                 September 30, 1998        September 30, 1998


Revenues:
  Electric Revenues                   $190,911                  $494,865

Operating Expenses:
   Purchased Power                     174,498                   540,485
   Administrative and General           66,006                   192,369
      Total Operating Expenses         240,504                   732,854

 Operating (Loss) Income               (49,593)                 (237,989)

 Nonoperating Income                     4,844                     1,011

Income (Loss) Before Income Taxes      (44,749)                 (236,978)
Income Taxes:
   Current Federal                     (15,221)                  (80,579)
   Current State                            24                        24
      Total Income Taxes               (15,197)                  (80,555)

Net (Loss) Income                     $(29,552)                $(156,423)



B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Unitil Corporation


                                                 By:    /s/  Mark H. Collin
                                                             Mark H. Collin
                                                             Treasurer
Dated:  November 25, 1998







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   Unitil Corporation


                                                    By:
                                                          Mark H. Collin
                                                          Treasurer

Dated:  November 25, 1998